UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 FORM 12b-25 NOTIFICATION OF LATE FILING 000-51430 (Commission File Number)	OMB APPROVAL
OMB Number: 3235-0058 Expires: June 30, 2009 Estimated average burden hours per response . . . 2.50

SEC FILE NUMBER 000-51430

CUSIP NUMBER 454084104
(Check One): ☒ Form 10-K ☐ Form 20-F ☐ Form 11-K ☐ Form 10-Q ☐ Form 10-D ☐ Form N-SAR
  ☐      Form N-CSR

For Period Ended: March 31, 2009
☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR

For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I - REGISTRANT INFORMATION

INDEX OIL AND GAS INC.
Full Name of Registrant

Former Name if Applicable

10000 Memorial Drive, Suite 400
Address of Principal Executive Office (Street and Number)

Houston, Texas 77024
City, State, and Zip Code

PART II - RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☒	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense
(b)
The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

The registrant is in the process of preparing and reviewing the financial information of the registrant.  The process of compiling and disseminating the information required to be included in the Form 10-K for the relevant fiscal year, as well as the completion of the required review of the registrant’s financial information, could not be completed without incurring undue hardship and expense.  The registrant expects to file such annual report no later than fifteen days after its original due date.

SEC 1344 (04-09)	Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

(Attach Extra Sheets if Needed)

PART IV - OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification
Andrew Boetius	(713) 683-0800
(Name)	(Telephone Number)

(2)
Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).      ☒   Yes     ☐   No

(3)
Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?     ☒   Yes     ☐   No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Please see attached.

INDEX OIL AND GAS INC.
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date	6/30/09	By	/s/ Andrew Boetius
Andrew Boetius Chief Financial Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION

Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).

GENERAL INSTRUCTIONS

1.	This form is required by Rule 12b-25 (17 CFR 240.12b-25) of the General Rules and Regulations under the Securities Exchange Act of 1934.
2.
One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, D.C. 20549, in accordance with Rule 0-3 of the General Rules and Regulations under the Act. The information contained in or filed with the form will be made a matter of public record in the Commission files.

3.	A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.
4.	Amendments to the notifications must also be filed on Form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amended notification.
5.
Electronic Filers. This form shall not be used by electronic filers unable to timely file a report solely due to electronic difficulties. Filers unable to submit a report within the time period prescribed due to difficulties in electronic filing should comply with either Rule 201 or Rule 202 of Regulation S-T (§232.201 or §232.202 of this chapter) or apply for an adjustment in filing date pursuant to Rule 13(b) of Regulation S-T (§232.13(b) of this chapter).

6.
Interactive data submissions. This form shall not be used by electronic filers with respect to the submission or posting of an Interactive Data File (§232.11 of this chapter). Electronic filers unable to submit or post an Interactive Data File within the time period prescribed should comply with either Rule 201 or 202 of Regulation S-T (§232.201 and §232.202 of this chapter).

Unaudited Results of Operations

Year Ended March 31, 2009 Compared to Year Ended March 31, 2008

We anticipate, on an unaudited basis, to incur a net loss of $9.4 million for the fiscal year ended March 31, 2009 compared to a net loss of $1.9 million for the fiscal year ended March 31, 2008. The significant change in our results over the two periods is primarily the result of our approximately $7.0 million impairment charge, which we anticipate taking upon the completion of our audited financial statements and which is the result primarily of the recent severe decrease in commodity prices, together with reserve write downs. Revenue increased by $1.1 million while loss from operations was higher by $7.3 million, inclusive of general and administrative costs of $2.4 million, increased depletion of $1.0 million to $2.1 million, and an increased impairment of $7.0 million. The following table summarizes key items of comparison and their related increase (decrease) for the fiscal years ended March 31, 2009 and 2008.

	Years Ended March 31,		Increase
	2009	2008	(Decrease)
	(unaudited)	(unaudited)
Oil and gas sales	$2,828,751	$1,705,593	$1,123,158
Production expenses:
Lease operating	520,434	188,521	331,913
Taxes other than income	183,748	114,952	68,796
General and administrative:
General and administrative	2,218,695	2,155,018	63,677
Stock-based compensation	211,748	302,911	(91,163)
Depletion — Full cost	2,085,976	1,091,673	994,303
Depreciation — Other	8,506	4,556	3,949
Impairment	7,002,472	--	7,002,472
Interest expense (income) and other	(24,207)	(205,608)	181,401
Income tax benefit (provision)	--	--	--

Net income (loss)	$(9,378,621)	$(1,946,430)	$(7,432,191)

For the year ended March 31, 2009, oil and natural gas sales increased $1.1 million, from the same period in 2008, to $2.8 million. The increase for the year was primarily due to the increase in production volumes. Additionally, our revenue variance related to year on year price changes was a slight decrease, reflecting an increased proportion of natural gas volumes which had a lower energy equivalent value.

Depletion, depreciation and amortization (“DD&A”) expense increased $1.0 million from the same period in 2008 to $2.1 million for the fiscal year ended March 31, 2009. The increase is primarily due to increased production and an increase in the unit depletion cost rate.

Ceiling test impairment expense was recorded for the fiscal year ended March 31, 2009 in the amount of $7.0 million. Quarterly, the Company assesses the value of unamortized capitalized costs within its cost center over the discounted present value of cash flows associated with its reserves. Any excess requires an immediate write-down of its capital costs by this amount. During the fiscal year ended March 31, 2009, the excess of unamortized capitalized costs over the related cost ceiling limitation was $7.0 million due primarily to a full write-down of remaining reserves on certain wells, and in particular the Shadyside well. In addition, the projected average prices for our oil and natural reserves, and which were used for the purposes of our ceiling tests, were significantly lower at March 31, 2009 compared to March 31, 2008. The impact of this impairment charge is that our net loss for the fiscal year ended March 31, 2009 is substantially higher than any prior equivalent period. In addition the carrying amounts in our balance sheet at March 31, 2009 of oil and natural gas properties, total assets and total stockholders equity are all significantly reduced as a result of this $7.0 million charge.

Lease operating expenses increased approximately $0.3 million for the year ended March 31, 2009 as compared to the same period in 2008. The increase was primarily due to increased production and on a per unit basis lease operating expenses were higher in 2009 than 2008.

General and administrative expenses, including stock-based compensation expense, for the year ended March 31, 2009 were relatively unchanged at $2.4 million compared to the same period in 2008.

Interest income and other decreased $0.2 million for the year ended March 31, 2009 compared to the same period 2008. This decrease is primarily due a reduction in interest income through the use of capital in investing activities.

There was no provision for income taxes for the fiscal years ended 2009 and 2008 due to 100% valuation allowance for each of the years ended March 31, 2009 and 2008, respectively on the total tax provision as we believed that it is more likely than not that the asset will not be utilized during the next year.

3